Exhibit 99

NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (July 27, 2022) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.09875 per Class B Non-Voting Participating Share and $0.098542 per Class A Participating Share, payable on each of August 30, 2022, September 29, 2022, October 28, 2022, November 29, 2022 and December 29, 2022 to holders of record at the close of business on August 15, 2022, September 15, 2022, October 14, 2022, November 15, 2022 and December 15, 2022, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

If the Effective Date of the Arrangement (each as defined in the Arrangement Agreement dated March 13, 2021, between Shaw and Rogers Communications Inc.) occurs prior to any of the record dates set forth above, no further dividends will be paid on the Class B Non-Voting Participating Shares and the Class A Participating Shares.

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca